Exhibit 99.1

Immuron Limited

ABN 80 063 114 045

Interim financial report

for the half-year 31 December 2018

Immuron Limited ABN 80 063 114 045

Interim financial report - 31 December 2018

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2018 and any public announcements made by Immuron Limited.

Immuron Limited
Corporate directory

Directors	Dr. Roger Aston
Independent Non-executive chairman

Mr. Peter Anastasiou
Executive vice chairman

Mr. Daniel Pollock
Independent non-executive director

Mr. Stephen Anastasiou
Independent non-executive director

Prof. Ravi Savarirayan
Independent non-executive director

Mr. Richard Berman (appointed 1 July 2018)
Independent non-executive director

Secretary	Mr. Phillip Hains

Chief Executive Officer	Dr. Gary S Jacob (appointed 16 November 2018)

Registered Office	Level 3, 62 Lygon Street
Carlton VIC 3053
Australia
Telephone: +61(0)3 9824 5254
Facsimile: +61(0)3 9824 5254

Principal Place of Business	Unit 10, 25 - 37 Chapman Street
Blackburn North VIC 3130
Australia
Telephone: +61 (0)3 9824 5254
Facsimile: +61 (0)3 9822 7735

Share Registry - United States	Bank of New York
225 Liberty Street
New York, NY 102286
United States of America
Telephone: +1 212 495 1784

Share Registry - Australia	Security Transfer Registrars Pty Ltd
770 Canning Highway
Applecross WA 6153
Australia
Telephone: +61 (0)8 9315 2333
Facsimile: +61 (08) 9315 2233

Auditor - Australia and United States	Grant Thornton Audit Pty Ltd
Collins Square, Tower 5 727 Collins Street
Melbourne VIC 3008
Australia
Telephone: +61 (0)3 8320 2222

Solicitors - Australia	Francis Abourizk Lightowlers (FAL)
Level 14, 114 William Street
Melbourne VIC 3000
Australia
Telephone: +61 (0)3 9642 2252

Immuron Limited	1

Immuron Limited
Corporate directory
(continued)

Solicitors - United States	Carter Ledyard and Milburn LLP
2 Wall Street
New York NY 10005
United States of America
Telephone: +1 212 238 8605

Sheppard Mullin
30 Rockefeller Plaza
New York NY 10112-0015
United States of America
Telephone: +1 212 653 8700

Bankers	National Australia Bank (NAB)
330 Collins Street
Melbourne VIC 3000
Australia

Securities exchange listings	Australian Securities Exchange (Code: IMC)
NASDAQ Exchange (Code: IMRN)

Websites	www.immuron.com.au
www.travelan.com.au

Immuron Limited	2

Immuron Limited

Condensed consolidated statement of comprehensive income

For the half-year 31 December 2018
(unaudited)

			Consolidated entity
	Notes		31 December 2018 $	31 December 2017 $

Revenue from continuing operations
Sales of goods	7		978,233	919,138
Total operating revenue			978,233	919,138

Cost of goods sold			(231,479)	(195,356)
Gross profit			746,754	723,782

Direct selling costs
Sales and marketing costs			(198,652)	(145,150)
Freight costs			(133,659)	(89,125)
			414,443	489,507

Other income	7		310,436	1,387,039

Expenses
Research and development			(514,388)	(1,540,436)
Marketing and promotion			(246,520)	(238,192)
Consulting, employee and director			(1,068,378)	(815,232)
Other corporate administrative			(385,455)	(829,999)
Travel and entertainment expenses			(89,391)	(174,987)
Depreciation			(2,646)	(2,277)
Finance fee costs			—	(3,767)
Impairment of inventory			—	(163,600)
Loss before income tax			(1,581,899)	(1,891,944)

Income tax expense			—	—
Loss from continuing operations			(1,581,899)	(1,891,944)

Other comprehensive income
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	2	(b)	(112,270)	28,281
Total comprehensive loss for the period			(112,270)	28,281

Total comprehensive income for the period is attributable to:
Owners of Immuron Limited			(1,694,169)	(1,863,663)
			Cents	Cents

Earnings per share for profit attributable to the ordinary equity holders of the Company:
Basic loss per share	9		(1.2)	(1.5)
Diluted loss per share	9		(1.2)	(1.5)

The above condensed consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Immuron Limited	3

Immuron Limited

Condensed consolidated balance sheet

As at 31 December 2018

			Consolidated entity
	Notes		31 December 2018 (unaudited) $	30 June 2018 $

ASSETS
Current assets
Cash and cash equivalents			4,190,259	4,727,430
Trade and other receivables			643,206	1,683,305
Inventories	8		530,495	497,902
Other current assets			239,695	141,800
Total current assets			5,603,655	7,050,437

Non-current assets
Property, plant and equipment			17,737	20,384
Inventories	8		2,075,683	2,171,867
Total non-current assets			2,093,420	2,192,251

Total assets			7,697,075	9,242,688

LIABILITIES
Current liabilities
Trade and other payables			403,521	689,326
Employee benefit obligations			117,713	114,012
Total current liabilities			521,234	803,338

Total liabilities			521,234	803,338

Net assets			7,175,841	8,439,350

EQUITY
Issued capital	2	(a)	58,442,043	58,372,043
Reserves	2	(b)	2,756,727	2,606,722
Accumulated losses			(54,022,929)	(52,539,415)

Total equity			7,175,841	8,439,350

The above condensed consolidated balance sheet should be read in conjunction with the accompanying notes.

Immuron Limited	4

Immuron Limited

Condensed consolidated statement of changes in equity

For the half-year 31 December 2018
(unaudited)

	Attributable to owners of Immuron Limited
Consolidated entity	Issued capital $	Reserves $	Accumulated losses $	Total equity $

Balance at 1 July 2017	53,632,995	2,470,417	(49,528,486)	6,574,926

Loss for the period	—	—	(1,891,944)	(1,891,944)
Other comprehensive income	—	28,281	—	28,281
Total comprehensive income for the half-year	—	28,281	(1,891,944)	(1,863,663)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	213,396	—	—	213,396
Options and warrants issued/expensed	—	59,512	—	59,512
	213,396	59,512	—	272,908

Balance at 31 December 2017	53,846,391	2,558,210	(51,420,430)	4,984,171

Balance at 1 July 2018 as originally presented	58,372,043	2,606,722	(52,539,415)	8,439,350

Loss for the period	—	—	(1,581,899)	(1,581,899)
Other comprehensive income	—	(112,270)	—	(112,270)
Total comprehensive income for the half-year	—	(112,270)	(1,581,899)	(1,694,169)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	70,000	—	—	70,000
Options and warrants issued/expensed	—	360,660	—	360,660
Lapse of unexercised options	—	(98,385)	98,385	—
	70,000	262,275	98,385	430,660

Balance at 31 December 2018	58,442,043	2,756,727	(54,022,929)	7,175,841

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Immuron Limited	5

Immuron Limited

Condensed consolidated statement of cash flows

For the half-year 31 December 2018
(unaudited)

Condensed consolidated statement of cash flows

		Consolidated entity
	Notes	31 December 2018 $	31 December 2017 $

Cash flows from operating activities
Receipts from customers (inclusive of GST)		1,138,524	1,184,856
Payments to suppliers and employees (inclusive of GST)		(2,753,669)	(4,367,410)
Interest received		39	43
Other - R&D tax concession refund and other government grants		1,190,205	—
Interest and other costs of finance paid		—	(3,767)
Net cash outflow from operating activities		(424,901)	(3,186,278)

Cash flows from investing activities
Payments for property, plant and equipment		—	(2,180)
Net cash outflow from investing activities		—	(2,180)

Cash flows from financing activities
Repayment of borrowings		—	(243,950)
Capital raising costs		—	(1,934)
Net cash outflow from financing activities		—	(245,884)

Net (decrease) in cash and cash equivalents		(424,901)	(3,434,342)
Cash and cash equivalents at the beginning of the financial year		4,727,430	3,994,924
Effects of exchange rate changes on cash and cash equivalents		(112,270)	28,281
Cash and cash equivalents at end of the half-year		4,190,259	588,863

The above condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Immuron Limited	6

Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2018

1	Segment and revenue information

(a)	Description of segments

The entity has identified its operating segments based on the internal reports that are reviewed and used by the executive management team in assessing performance and determining the allocation of resources.

The executive management team considers the business from both a product and a geographic perspective and has identified three reportable segments.

Research and Development (R&D)	Income and expenses directly attributable to the Company’s research and development projects performed in Australia, Israel and United States.

HyperImmune Products	Income and expenses directly attributable to Travelan activities which occur in Australia, New Zealand, US and Canada. In 2018, the Company earned 67%, 1% and 32% of its revenues from customers located in Australia, Canada and US, respectively. In 2017, the Company earned 66%, 0% and 34% of its revenues from customers located in Australia, Canada and US, respectively.

(b)	Segment results

	Research & Development	HyperImmune Products	Unallocated Corporate	Total
Consolidated entity 31 December 2018 (unaudited)
	$	$	$	$

Segment revenue and other income
Revenue from external customers	—	978,233	—	978,233
R&D tax concession refund	310,166	—	—	310,166
Interest income	—	—	270	270
Segment revenue and other income	310,166	978,233	270	1,288,669

Segment expenses
Depreciation and amortisation	—	—	(5,047)	(5,047)
Share-based payments	—	—	(360,660)	(360,660)
Other operating expenses	(403,521)	(563,790)	(1,537,550)	(2,504,861)
Segment expenses	(403,521)	(563,790)	(1,903,257)	(2,870,568)

Income tax expense	—	—	—	—
(Loss)/Profit for the period	(93,355)	414,443	(1,902,987)	(1,581,899)

Segment assets	310,990	2,718,889	4,667,196	7,697,075
Total assets	310,990	2,718,889	4,667,196	7,697,075

Segment liabilities	(71,903)	(11,974)	(437,357)	(521,234)
Total liabilities	(71,903)	(11,974)	(437,357)	(521,234)

Immuron Limited	7

Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2018

(continued)

1	Segment and revenue information (continued)

(b) Segment results (continued)

	Research & Development	HyperImmune Products	Unallocated Corporate	Total
Consolidated entity 31 December 2017 (unaudited)
	$	$	$	$

Segment revenue and other income
Revenue from external customers	—	919,138	—	919,138
R&D tax concession refund	1,386,790	—	—	1,386,790
Interest income	—	—	43	43
Other income	—	206	—	206
Total segment revenue and other income	1,386,790	919,344	43	2,306,177

Segment expenses
Depreciation and amortisation	—	—	(2,277)	(2,277)
Finance costs	—	—	(3,767)	(3,767)
Share-based payments	—	—	(59,512)	(59,512)
Other operating expenses	(1,540,436)	(429,631)	(2,162,498)	(4,132,565)
Total segment expenses	(1,540,436)	(429,631)	(2,228,054)	(4,198,121)

Income tax expense	—	—	—	—
(Loss)/Profit for the period	(153,646)	489,713	(2,228,011)	(1,891,944)

Segment assets	2,884,901	2,536,093	736,997	6,157,991
Total assets	2,884,901	2,536,093	736,997	6,157,991

Segment liabilities	(481,023)	(154,886)	(537,911)	(1,173,820)
Total liabilities	(481,023)	(154,886)	(537,911)	(1,173,820)

2	Equity securities issued

(a) Issued capital

	31 December 2018 (unaudited) No.	31 December 2018 (unaudited) $	30 June 2018 No.	30 June 2018 $

Fully paid	143,215,706	58,442,043	142,778,206	58,372,043

(i) Movements in ordinary shares:

	Note	Number of shares	Total $
Details
Opening balance 1 July 2018		142,778,206	58,372,043
Shares issued during the year		437,500	70,000
Balance 31 December 2018 (unaudited)		143,215,706	58,442,043

(ii) Rights of each type of share

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of shares held. On a show of hands every holder of ordinary shares present at a meeting or by proxy, is entitled to one vote. upon a poll every holder is entitled to one vote per share held. The ordinary shares have no par value.

Immuron Limited	8

Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2018

(continued)

2	Equity securities issued (continued)

(b) Reserves

The following table shows a breakdown of the balance sheet line item ‘other reserves’ and the movements in these reserves during the period. A description of the nature and purpose of each reserve is provided below the table.

Consolidated entity	No. of Options Qty	Amount $	Foreign currency translation $	Total other reserves $

At 1 July 2018	71,349,180	2,650,039	(43,317)	2,606,722

Options/warrants issued during the year	3,300,000	360,660	—	360,660
Lapse of unexcercised options	(50,000)	(98,385)	—	(98,385)
Other comprehensive loss for the period	—	—	(112,270)	(112,270)
At 31 December 2018 (unaudited)	74,599,180	2,912,314	(155,587)	2,756,727

3	Share-based payments

The following share-based payment arrangements were entered into during the half-year 31 December 2018 due to new options granted and vested:

Grant date	Expiry date	Balance at start of year	Exercise price ($)	Granted	Exercised	Vested	Balance at end of year

02-Jul-2018	01-Jul-2021	—	0.50	1,300,000	—	1,300,000	1,300,000
19-Nov-2018	30-Jun-2020	—	0.50	2,000,000	—	2,000,000	2,000,000

For the options granted during the half-year 31 December 2018, the valuation model inputs used to determine the fair value at the grant date are outlined below:

Grant date	Expiry date	Share price at grant date ($)	Exercise price ($)	Expected volatility	Dividend yield	Risk-free interest rate	Fair value at grant date ($)

02-Jul-2018	01-Jul-2021	0.32	0.50	92%	0%	2.09%	204,100
19-Nov-2018	30-Jun-2020	0.28	0.50	92%	0%	2.02%	164,400

4	Contingencies

The Company had no contingent liabilities and at 31 December 2018 (2017: nil).

5	Events occurring after the reporting period

No other matter or circumstances has arisen since 31 December 2018 that has significantly affected, or may significantly affect the Group's operations, the results of those operations, or the Group's state of affairs in future financial years.

Immuron Limited	9

Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2018

(continued)

6	Related party transactions

(a) Transactions with other related parties

The following transactions occurred with related parties:

Premises rental services received from Wattle Laboratories Pty Ltd to Immuron Limited:	31 December 2018 (unaudited)		31 December 2017 (unaudited)
Wattle Laboratories Pty Ltd (Wattle) is an entity part-owned and operated by Immuron Directors Peter and Stephen Anastasiou.

Commencing on 1 January 2016, Immuron executed a Lease Agreement with Wattle whereby Immuron will lease part of their Blackburn office facilities for Immuron’s operations at an arms-length commercial rental rate of $38,940 per annum, payable in monthly instalments. The rental agreement is subject to annual rental increases, and effective 1 January 2017, the annual rent was increased to $39,525.

The lease is for a 3 year term with an additional 3 year option period.

The lease is cancellable by either party upon 6 months written notice of termination of the agreement.
Rental fees paid to Wattle Laboratories Pty Ltd during the year through the issue of equity:	$	Nil	$	Nil
Total paid by the Company to Wattle Laboratories Pty Ltd during the year:		$22,151		$9,881
At the period end the Company owed Wattle Laboratories Pty Ltd:		$17,374	$	Nil

Immuron Limited	10

Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2018

(continued)

6	Related party transactions (continued)

(a) Transactions with other related parties (continued)

Service rendered by Grandlodge Capital Pty Ltd to Immuron Ltd:	31 December 2018 (unaudited)		31 December 2017 (unaudited)
Grandlodge Capital Pty Ltd (Grandlodge) is an entity part-owned and operated by Immuron Directors Peter and Stephen Anastasiou. Mr David Plush is also an owner of Grandlodge, and its associated entities.

Grandlodge, and its associated entities, are marketing, warehousing and distribution logistics companies.

Commencing on 1 June 2013, Grandlodge was contracted on commercial market arms-length terms to provide warehousing, distribution and invoicing services for Immuron’s products for $70,000 per annum. These fees will be payable in new fully paid ordinary shares in Immuron Limited at a set price of $0.16 per share representing Immuron Limited’s share price at the commencement of the agreement.

The shares to be issued to Grandlodge, or its associated entities, as compensation in lieu of cash payment for the services rendered under this agreement have been subject to the approval of Immuron shareholders at Company shareholder meetings held over the past 18 months.

Grandlodge will also be reimbursed in cash for all reasonable costs and expenses incurred in accordance with their scope of works under the agreement, unless both parties agree to an alternative method of payment.

The agreement is cancellable by either party upon providing the other party with 30 days written notice of the termination of the agreement.
Service fees paid to Grandlodge Pty Ltd during the year through the issue of equity:		$70,000		$140,000
Total paid by the Company to Grandlodge Pty Ltd during the year:		$70,000	$	Nil
At the period end the Company owed Grandlodge Pty Ltd:	$	Nil	$	Nil

7	Revenue

The Company derives the following types of revenue:

	Consolidated entity (unaudited)
	31 December	31 December
	2018	2017
	$	$

Revenue from operating activities
Sales of good	1,083,805	1,010,919
Less: discounts and rebates	(105,572)	(91,781)
Total revenue from operating activities	978,233	919,138

Other income
Interest on financial assets held as investments	39	43
Other items	231	207
R&D tax concession refund	310,166	1,386,789
Total other income	310,436	1,387,039

Immuron Limited	11

Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2018

(continued)

8	Inventories

	Consolidated entity
	31 December	30 June
	2018 (unaudited)	2018
	$	$

Raw materials - Colostrum	294,769	198,585
Work in progress	—	33,625
Finished goods - Travelan and Protectyn	235,726	265,692
Total of inventories classified under current asset	530,495	497,902

	Consolidated entity
	31 December	30 June
	2018 (unaudited)	2018
	$	$

Colostrum Inventory - Non Current	2,075,683	2,171,867
Total of inventories classified under non-current asset	2,075,683	2,171,867

There was no impairment of inventories recognised during financial year 2018 (2017: $163,600 for stock obsolescence in the Statement of Profit or Loss and Other Comprehensive Income.

During the current financial period, management have performed an assessment on its raw materials and its utilisation within 12 months from reporting date and have determined $294,769 of raw materials relating to Colostrum will be consumed within 12 months and remaining balance of $2,075,683 will be consumed after 12 months from reporting date.

9	Loss per share

(a)	Basic/diluted loss per share

	Consolidated entity
	(unaudited)
	31 December	31 December
	2018	2017
	Cents	Cents

From continuing operations attributable to the ordinary equity holders of the company	(1.2)	(1.5)

(b)	Reconciliation of earnings used in calculating earnings per share

	Consolidated entity (unaudited)
	31 December	31 December
	2018	2017
	$	$

Basic/diluted loss per share
Loss attributable to the ordinary equity holders of the Company used in calculating basic/diluted earnings per share:
From continuing operations	(1,581,899)	(1,891,944)

Immuron Limited	12

Immuron Limited
Notes to the condensed consolidated financial statements

31 December 2018

(continued)

9	Loss per share (continued)

(c)	Weighted average number of shares used as denominator

	Consolidated entity (unaudited)
	2018	2017
	Number	Number

Weighted average number of ordinary shares used as the denominator in calculating basic/diluted loss per share	136,365,586	130,086,505

The Company is currently in a loss making position and thus the impact of any potential shares is concluded as anti-dilutive which includes the Company’s options and Convertible Note payable and warrants. Treasury shares are excluded from the calculation of weighted average number of ordinary shares.

10	Basis of preparation of half-year report

This condensed consolidated interim financial report for the half-year reporting period ended 31 December 2018 have been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting.

These interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2018 and any public announcements made by Immuron.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period and the adoption of the new and amended standards as set out below.

(i)	Compliance with IFRS

The consolidated financial statements of Immuron Limited also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(a)	New and amended standards adopted by the Company

A number of new or amended standards became applicable for the current reporting period and the Company had to change its accounting policies and applying the modified retrospective method where required as a result of adopting the following standards:

●	AASB 9 Financial Instruments, and

●	AASB 15 Revenue from Contracts with Customers.

The impact of the adoption of these standards and the new accounting policies are disclosed in note below. The other standards did not have any impact on the Company’s accounting policies and did not require retrospective adjustments.

(b)	Impact of new and amended standards adopted by the Company

(i)	AASB 9 Financial Instruments

AASB 9 Financial Instruments replaces AASB 139 Financial Instruments: recognition and measurement requirements. It makes major changes to the previous guidance on the classification and measurement of financial assets and introduces an ‘expected credit loss’ model for impairment of financial assets.

While this represents significant new guidance, the implementation of the new guidance did not have a material impact on trade receivables. As such, the Company has elected not to restate prior periods and have not recognised differences in opening retained earnings as at 1 July 2018.

(ii)	AASB 15 Revenue from Contracts with Customers

The Company has adopted AASB 15 Revenue from Contracts with Customers from 1 July 2018 which did not result in changes in the accounting policies and adjustments to the amounts recognised in the financial statements.

Immuron Limited	13

Immuron Limited
Notes to the condensed consolidated financial statements

31 December 2018

(continued)

10	Basis of preparation of half-year report (continued)

(c)	Impact of standards issued but not yet applied by the entity

(i)	AASB 16 Leases

AASB 16 was issued in February 2016. It will result in almost all leases being recognised on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exceptions are short-term and low-value leases.

The standard will affect primarily the accounting for the group’s operating leases. As at the reporting date, the group has non-cancellable operating lease commitments of $39,525. However, the group has not yet determined to what extent these commitments will result in the recognition of an asset and a liability for future payments and how this will affect the group’s profit and classification of cash flows.

The standard is mandatory for first interim periods within annual reporting periods beginning on or after 1 January 2019. The Company does not intend to adopt the standard before its effective date.

(d)	Changes in accounting policies

(I)	AASB 9 Financial Instruments – Accounting policies applied from 1 January 2018

Impairment of financial assets

For trade receivables under AASB 9 the Company applies a simplified approach of recognising lifetime expected credit losses as these items do not have a significant financing component.

(II)	AASB 15 Revenue from Contracts with Customers – Accounting policies applied from 1 January 2018

Revenue is earned from the sale of Travelan and Protectyn.

The Company ’s revenue from contracts with customers arise from the sale of goods within Australia, USA and other world markets, through a variety of avenues including pharmacies, clinics and the internet.

Based on the Company’s revenue recognition process and the nature of the Company’s revenue stream from contracts with customers, the Company recognises revenue at a point in time when the performance obligation is satisfied upon the delivery of goods to customers.

11	Summary of significant accounting policies

(a)	Going concern

Some of the risks inherent in the development of pharmaceutical products include the uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development or may infringe intellectual property rights of other parties, and obtaining the necessary drug clinical regulatory authority approvals. Furthermore, a particular project may fail the research and the clinical development process through lack of efficacy or safety, or may be stopped or abandoned due to strategic imperatives including an assessment that the projects will not deliver a sufficient return on investment or have been superseded by newer competitive products or technologies. There is a risk that the Company will be unable to find suitable development or commercial partners for its projects, and that these arrangements may not generate a material return for the Company.

Based on current budget forecast assumptions, the Company is in a position to meet future commitments in the current business cycle and pay its debts as and when they fall due. Furthermore, the Company is able to progress its research and development programs for at least the next 12 months.

The interim financial report has been prepared on a going concern basis. Accordingly, the interim financial report does not include adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary should the Company not continue as a going concern.

Immuron Limited	14